Mail Stop 4561

September 22, 2005

Walter Bayly
Chief Financial and Accounting Officer
Credicorp Ltd.
Calle Centenario 156
La Molina
Lima 12, Peru

RE:	Credicorp Ltd.
Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 30, 2005
File No. 1-14014

Dear Mr. Bayly,

	We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page 5

1. It appears to us that the disclosed pro-forma diluted net income per common share is a non-GAAP financial measure. Please revise to include non-GAAP disclosures required by Item 10(e) of Regulation
S-
K, or advise us.



Loan Portfolio, page 65

2. We note that you present the allocation of loan loss reserves table on page 75 using the four categories specified by SBS Resolution No. 808-2003 listed in the last paragraph on page 69. Using the same four categories, please revise to present for the past five years:

* a breakdown of your loan portfolio; and

* write-offs and recoveries of write-offs in your loan loss reserve table on page 74.

      Refer to Instruction 3 to Item IV.A of Industry Guide 3.

3. Please revise your discussion of changes in provision for loan losses on page 86 to incorporate the enhanced disclosures provided in response to our preceding comment so as to provide a clear understanding of the reasons for the changes in the allowance for loan losses for each of the periods presented.

4. Please revise to disclose whether any past due loans still accrue interest and the amount of interest income recognized on these loans for the past 5 years. Refer to Item III.C of Industry Guide 3.

Contractual Obligations, page 98

5. Please revise to include all disclosures of your contractual obligations required by Item 5(F) Part I of Form 20-F.

Report of Independent Auditors, page F-3

6. Please revise to include an updated audit report replacing the first word in the third sentence of the second paragraph to "Our" from "An". The language in the current opinion appears to imply that an audit cannot include a consideration of internal control over financial reporting for the purpose of issuing an opinion on the effectiveness of the Company`s internal control over financial reporting. We recognize that your auditors are currently not required to include an attestation report on management`s assessment of the issuer`s internal control over financial reporting.

Consolidated cash flow statements, page F-11

7. You refer the reader to notes 2(c) and (d) for the amounts attributable to acquisition of subsidiaries net of cash received. Please provide us with a reconciliation of the amounts presented in the notes to those presented in the statements of cash flows.

Note 2. Business developments, page F-13

8. We note that in October 2004 you entered into a definitive agreement to sell your 100% interest in Banco Tequendama S.A. but maintained control of its operations on December 31, 2004. Please tell us how you considered the guidance in IAS 35, Discontinuing Operations, as superceded by IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, in accounting for this asset held for sale. Also tell us how you determined that disclosure of a reconciling item in Note 26 was not required considering the guidance in SFAS No. 144.

Note 3(r). Significant accounting policies - Workers` profit sharing and income tax, page F-23

9. Please revise to clearly state whether your accounting policies for income tax and workers` profit sharing are in accordance with International Financial Reporting Standards.

Note 17. Stock appreciation rights, page F-48

10. Please tell us how you determined that the granted stock appreciation rights did not have any dilutive impact on your earnings per share calculations considering the guidance in IAS 33 and SFAS No. 128.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3423 if you have questions regarding our comments.

Sincerely,



Amit Pande
Assistant Chief Accountant
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Walter Bayly
Credicorp Ltd.
September 22, 2005
Page 4